Exhibit 10.5

January 3, 2006

Via E-Mail

Christopher McGurk

Re: Board of Directors

Chris,

        I am glad to formally invite you to join the DivX, Inc. Board of Directors. You stand apart from other available candidates in terms of your substantive knowledge and experience as well as your cultural fit with both the DivX team and understanding of the Company's mission. This letter encapsulates the discussions we have had over the last few weeks with respect to your joining the Board.

        As a board member of DivX, you agree to provide entertainment industry expertise to DivX management in its efforts to prepare, refine and/or restructure the Company's content plan; make the necessary high-level contacts on behalf of DivX with content providers; evangelize DivX to the entertainment industry and financial community, including among other things a press release with respect to your joining the DivX Board; and attend scheduled Board meetings in person except under unusual circumstances.

        Upon your acceptance of this offer of Board membership, you would receive a nonstatutory stock option grant to purchase 100,000 shares of DivX common stock. As with all option grants, such grant would be subject to Board approval. All options would be subject to the Company's stock option plan and would vest over four years with 25% vesting on the one-year anniversary of the grant date and then 1/48 vesting on a monthly basis for 36 months. Vesting in such options would depend upon your continued status as a Director of DivX.

        The exercise price of such options would be the fair market value of the Company's common stock as of the date of such option grant as determined by the Company's Board of Directors. The last time such exercise price was determined by the Board was at its November 2005 meeting during which the exercise price was set at ninety cents ($0.90) per share. Please note that no representation is made that the exercise price for your options will also be set at such price. As a point of interest, the Company's most recent equity financing closed in October 2005 pursuant to which a new investor in the Company invested $17 million for Series D preferred stock priced at $2.9216 per share. Such Series D preferred stock has certain rights, preferences and privileges additional to those of common stock.

        Please note that as a Director, you would have access to confidential information and would be required to execute the Company's standard nondisclosure agreement, a copy of which shall be provided to you.

        Our proposal to you significantly exceeds what we have contemplated with respect to other candidates and reflects how strongly management and the Board feel about the prospect of working with you. We look forward to you joining our team.

DivX, Inc.

/s/ R. Jordan Greenhall R. Jordan Greenhall Chief Executive Officer

        Acknowledged and Agreed:

        I have read this letter in its entirety and agree to its terms and conditions.

/s/ Christopher McGurk Christopher McGurk
Dated:	4-20-06